EXHIBIT 99.1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of June 3, 2010 and appears as Exhibit 99.1 to Financement-Québec’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2010.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

Foreign Exchange

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the foreign currencies in which debt of Financement-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2006	2007	2008	2009	2010

United States Dollar	$1.1341	$1.0748	$1.0660	$1.1420	$1.0330	(1)

(1)  Monthly average through the end of May 2010.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Financement-Québec and Québec ends March 31. “Fiscal 2010” and “2009-2010” refer to the fiscal year ending March 31, 2010 and, unless otherwise indicated, “2009” means the calendar year ended December 31, 2009. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

Financement-Québec

General

Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01) (the “Act”), Financement-Québec is a corporation whose share capital is wholly owned by the Government of Québec (the “Government” or “Québec”). Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government.

Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec’s financial statements. The loans to organizations not consolidated in Québec’s financial statements were then transferred to Financement-Québec.

In 2007, the Government undertook a major reform of its accounting policies in order to fully comply with Canadian generally accepted accounting principles (GAAP) applicable to the public sector. In this regard, as of April 1, 2006, the financial results of public health and social services institutions, school boards and CEGEPs (Collèges d’enseignement général et professionnel), as well as the Université du Québec and its branches, are consolidated in Québec’s financial statements. As a result of the reform, most of Financement-Québec’s clients now have their financial results consolidated in Québec’s financial statements.

The address and phone number of Financement-Québec are 12, rue Saint-Louis, Québec, Québec, Canada, G1R 5L3 and (418) 691-2203, respectively.

Relationship with Québec

Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the “Minister”). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec’s obligations may be levied against its property.

Borrowings by Financement-Québec must be approved by the Government and it issues debt securities that are guaranteed by Québec.

Pursuant to the Act, Financement-Québec is administered by a board of nine directors consisting of: four directors from the Ministère des Finances (Ministry of Finance); one director representing each of the Ministère de l’Éducation, du Loisir et du Sport (Ministry of Education, Recreation and Sports), the Ministère de la Santé et des Services Sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales, des Régions et de l’Occupation du territoire (Ministry of Municipal Affairs, Regions and Land Occupancy); and two other directors. Currently, two seats are vacant.

Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government and, once approved, are binding on Financement-Québec.

Financement-Québec’s books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

To date, Financement-Québec’s activities primarily consist of granting loans. Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government. In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for these entities, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds.

Starting in Fiscal 2010, Financement-Québec is undertaking a portion of the short term financing to health and social services entities that was previously funded by the Corporation d’hébergement du Québec, while an initial portion of $1,135 million in short-term financing was transferred to Financement-Québec on November 1, 2009, subject to future decisions by the Government, additional short-term financing amounting to some $3,000 million could be added to Financement-Québec’s activities in Fiscal 2011. Although most of these loans are to fund capital expenditures, a portion of the loans expected to be transferred in Fiscal 2011 is to fund operational needs of some health and social services entities.

In January 2009, the Canada’s Economic Action Plan included a new Municipal Infrastructure Lending Program for Housing-Related Infrastructure (the “Program”). In Québec, Financement-Québec will act as a pass-through for the Program. As at March 4, 2010, representatives of Québec and Canada reached an agreement which would allow Financement-Québec to borrow from Canadian Mortgage and Housing Corporation (CMHC), and lend with the same terms to Québec’s municipalities. The terms of the agreement were approved by the Government.

Financement-Québec reduces its financial risk associated with loans to educational and health and social services entities by obtaining a security interest on the subsidies that these public entities receive from the Government to cover the debt service of such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec. Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

Financement-Québec uses interest rate swap contracts to manage interest rate risks on its financial intermediation activities. Interest rate swap contracts give rise to the periodic exchange of interest payments without an exchange of the reference face amount on which the payments are based and are recorded as an adjustment to the interest expense on the covered borrowing instrument. As of March 31, 2010, on a preliminary basis, the nominal value of outstanding interest rate swap contracts in Canadian currency was $14,882 million (March 31, 2009: $16,921 million).

Financement-Québec also uses currency swap contracts to manage its risk exposure under certain borrowing instruments denominated in foreign currencies. Financement-Québec uses currency swap contracts to cover its firm commitments to pay the principal of and interest on the debt denominated in foreign currencies, failing which it would be exposed to a foreign exchange risk. Exchange gains and losses on the principal covered by swap contracts are offset by corresponding exchange losses and gains on the debt denominated in foreign currencies. As of March 31, 2010, on a preliminary basis, the nominal value of outstanding currency rate swap contracts in Canadian currency was $782 million (March 31, 2009: $782 million).

Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2010, the total amount of outstanding loans was $16,850 million. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 32%; colleges, 9%; universities and others, 18%; and health and social services, 41%.

The operating plan for fiscal year 2010-2011, as presented by Financement-Québec to the Minister, forecasts loans of $2,089 million to be granted to school boards, $306 million to colleges, $476 million to universities and $1,500 million to hospitals and other health and social services entities.

Sources of Funds

Financement-Québec debt consists of funded and unfunded debt. Unfunded debt is indebtedness with a maturity of one year or less. As of March 31, 2010, on a preliminary basis, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $15,022 million. Financement-Québec’s unfunded debt totals $1,460 million as of March 31, 2010. Furthermore, pursuant to the Act, the Government may authorize the Minister to advance out of the Consolidated Revenue Fund to Financement-Québec any sums considered necessary to perform its obligations or pursue its mission. As of March 31, 2010, preliminary results show that advances from Québec to Financement-Québec amounted to $210 million.

Management

Financement-Québec has an agreement with the Minister under which employees of the Ministère des Finances contribute to the operations of Financement-Québec.

The Minister appoints the Board of Directors and also designates the Chief Executive Officer of Financement-Québec. The current composition of the Board of Directors of Financement-Québec is set forth below.

Table 1

Current composition of the Board of Directors

Name	Position with Financement-Québec	Position outside Financement-Québec

Bernard Turgeon	Chairman of the Board, President and Chief Executive Officer	Associate Deputy Minister Federal-Provincial Policy Financing, Debt Management and Financial Operations Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Nathalie Parenteau	Vice Chairman of the Board, Executive Vice President and Secretary	Senior Director—Financing of Public Organizations and Financial Documentation Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Alain Bélanger	Director	Director General—Financing and Debt Management Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Michel Beaudet	Director	Director—Treasury Operations Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Jean Monfet	Director	Director General—Municipal Finances Ministère des Affaires municipales, des Régions et de l’Occupation du territoire 10, rue Pierre-Olivier-Chauveau, 1er étage Québec, Québec, Canada, G1R 4J3

Claude Ouellet	Director	Assistant Director General for the Budget Ministère de la Santé et des Services sociaux 1005, chemin Sainte-Foy, 2[e] étage Québec, Québec, Canada, G1S 4N4,

Jean Pronovost	Director	Corporate Director 3451, Place du Trianon Québec, Québec, Canada, G1X 2G1

Financial Statements

The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2007, 2008 and 2009, which were audited by the Auditor General, preliminary results for Fiscal 2010 and the Fiscal 2011 forecast. The financial statements are prepared by Financement-Québec’s management in accordance with generally accepted accounting principles in Canada. The audit was conducted by the Auditor General in accordance with Canadian generally accepted auditing standards (GAAS).

Income Statement

Table 2

Income Statement

	Results 2006-2007	Results 2007-2008	Results 2008-2009	Preliminary Results 2009-2010	Forecast 2010-2011

	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$578,728	$650,425	$672,670	$647,591	$694,094
Interest on advances from Québec and on borrowings	(577,163)	(648,459)	(660,455)	(613,600)	(657,136)

Sub Total(1)	1,565	1,966	12,215	33,991	36,958
Net Income From Management And Issuance Fees(2)	7,322	9,177	9,419	12,625	8,358

Total Income	8,887	11,143	21,634	46,616	45,316

Administration And Operating Expenses
Service agreement with the Ministère des Finances	(698)	(756)	(372)	(231)	180
Wages, salaries and allowances	(283)	(394)	(571)	(669)	(838)
Professional, administrative and other services	(225)	(77)	(77)	(249)	(896)

Total Expenditures	(1,206)	(1,227)	(1,020)	(1,149)	(1,554)

Net Earnings	$7,681	$9,916	$20,614	$45,467	$43,762

Statement of Retained Earnings
Beginning Balance	$66,648	$74,329	$84,245	$104,859	$150,326
Net income	7,681	9,916	20,614	45,467	43,762

Ending Balance	$74,329	$84,245	$104,859	$150,326	$194,088

(1)

In Fiscal 2008, net interest income increased to $2.0 million, from $1.6 million in Fiscal 2007, due mainly to the rates of return on short-term investments made during the period between the receipt of long-term borrowings and the disbursement of long-term loans, which were higher than the previous year. In Fiscal 2009, net interest income increased to $12.2 million from $2.0 million in Fiscal 2008, due mainly to the decrease of short-term rates on borrowings at floating rates, and also reflecting growth in lending activities. Based on the preliminary results for Fiscal 2010, net interest income increased to $34 million from $12.2 million in Fiscal 2009 due mainly to another significant decrease of short-term rates on borrowings at floating rates, and also reflecting growth in lending activities. Based on Fiscal 2011 forecast, Financement-Québec expects an increase of net interest income to $37 million.

(2)

Financement-Québec charges, generally at the time of issuance of loan, a fee for its services. Net income from management and issuances fees represents management and issuances fees received from clienteles, minus issuance fees paid on borrowings. In Fiscal 2008, net income from management and issuance fees increased to $9.2 million from $7.3 million in Fiscal 2007, reflecting lower commission rates paid for long-term borrowings and growth in lending activities. In Fiscal 2009, net income from management and issuance fees increased to $9.4 million from $9.2 million in Fiscal 2008, reflecting lower rates of commissions paid for long-term borrowings and growth in lending activities. Based on the preliminary results for Fiscal 2010, net income from management and issuance fees increased to $12.6 million from $9.4 million in Fiscal 2009, reflecting lower rates of commissions paid for long-term borrowings and growth in lending activities. Based on Fiscal 2011 forecast, Financement-Québec expects net income from management and issuance fees to decrease to $8.4 million.

Balance Sheet

Table 3

Balance Sheet

	Results 2006-2007	Results 2007-2008	Results 2008-2009	Preliminary Results 2009-2010	Forecast 2010-2011
	(dollar amounts in thousands)
Assets
Loans	$12,096,002	$14,429,513	$14,658,171	$16,850,464	$19,453,769
Other assets	239,267	186,532	182,783	178,062	195,979

Total Assets	$12,335,269	$14,616,045	$14,840,954	$17,028,526	$19,649,748

Liabilities and Equity
Advances from Québec (1)	$1,018,375	$614,460	$602,005	$209,573	$204,404
Borrowings (2)(3)	11,052,920	13,732,906	13,954,105	16,482,266	19,057,609
Other liabilities (4)	179,645	174,434	169,985	176,361	183,647
Equity	84,329	94,245	114,859	160,326	204,088

Total Liabilities and Equity	$12,335,269	$14,616,045	$14,840,954	$17,028,526	$19,649,748

(1)	Includes $4,562 million of bond premiums and discounts as of March 31, 2010, $6,370 million as of March 31, 2009, $9,977 million as of March 31, 2008 and $14,536 million as of March 31, 2007.
(2)

Including short-term debt of $1,171 million as of March 31, 2008, $754 million as of March 31, 2009 and $1,460 million as of March 31, 2010. Financement-Québec had no unfunded debt as of March 31, 2007.

(3)	Includes $12,634 million of bond premiums and discounts as of March 31, 2010, $(15,083) million as of March 31, 2009, $7,356 million as of March 31, 2008 and $(3,080) million as of March 31, 2007.
(4)	Represents accrued interest payable on borrowings and advances, accounts payable and deferred revenue.

Table 4

Maturities of Financement-Québec Loans and Debt (Borrowings and Advances from Québec)

	As of March 31, 2010
	(dollar amounts in millions)
	Loans	Debt (1)(2)

2011	$1,837	$1,860
2012	1,812	1,960
2013	1,802	1,802
2014	2,878	3,656
2015	4,236	3,442

2011 – 2015	$12,565	$12,720

2016 – 2020	$2,866	$2,534
2021 – 2025	121	145
2026 – 2030	31	0
2031 – 2035	1,267	1,276

	$16,850	$16,675

Plus: Deferred premium and discounts on borrowings and advances	(0)	17

	$16,850	$16,692

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2010, after taking into account currency swap agreements.

(2)Presented at their nominal value.

Table 5

Share of Financement-Québec Loans and Debt (Borrowings and Advances from Québec)

	As of March 31, 2010
	(dollar amounts in millions)
	Loans			Debt (1)
	$		%	$		%

Fixed rates	14,007		83.1	13,311		79.8
Floating rates(2)	2,843	(3)	16.9	3,364		20.2

	16,850		100.0	16,675	(4)	100.0

(1)Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2010, after taking into account currency swap agreements.

(2)	All loans and debt of less than one year maturity as at March 31, 2010 are reported as floating rates.
(3)	Including current investments.
(4)	Presented at their nominal value.

Where You Can Find More Information

This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2010 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Financement-Québec files with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission’s toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission’s public reference room. In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction du financement des organismes publics et de la documentation financière, 12, rue Saint-Louis, Québec, Québec, Canada, G1R 5L3. This document is also available on the Ministère des Finances Internet web site at http://www.finances.gouv.qc.ca. This web site address is an inactive textual reference only and any information available on this web site shall not be deemed to form a part of this document or the annual report in which it appears as an exhibit.

Forward-Looking Statements

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Supplementary Information

The following table indicates present or future characteristics of the funded debt guaranteed by Québec as of March 31, 2010. Previous characteristics are not indicated.

Table 6

Funded Debt as of March 31, 2010

A) Payable in Canadian Dollars
				Canadian Dollars

Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number

2010-12-01	2005-09-22	12-01, 03-01, 06-01 & 09-01	Floating	400,000,000	400,000,000	31739ZAB19
2011-10-25	2006-02-10	04-25, 07-25, 10-25 & 01-25	Floating	400,000,000	400,000,000	31739ZAE57
2011-12-01	2004-06-15	06-01 & 12-01	5.25	1,500,000,000	1,510,331,405	317385AH55
2012-04-25	2006-06-09	01-25, 04-25, 07-25 & 10-25	Floating	820,000,000	819,979,167	31739ZAF23
2012-11-01	2004-09-02	11-01	5.00	200,000,000	199,733,521	XS0200124120
2013-09-16	2007-02-16	03-16, 06-16, 09-16 & 12-16	Floating	1,556,000,000	1,558,725,736	31739ZAH88
2013-09-23	2008-10-06	03-23 & 09-23	4.09	600,000,000	600,004,210	31739ZAL90
2014-03-01	2006-01-23	03-01 & 09-01	4.25	1,500,000,000	1,493,051,003	31739ZAC91
2014-06-01	2009-02-17	06-01 & 12-01	3.25	1,500,000,000	1,507,003,784	31739ZAM73
2014-06-09	2007-02-09	03-09, 06-09, 09-09 & 12-09	Floating	200,000,000	200,000,000	XS0286907547
2014-12-01	2007-12-03	03-01,06-01, 09-01 & 12-01	Floating	1,542,000,000	1,502,237,590	31739ZAJ45
2015-03-10	2005-03-10	06-10, 09-10, 12-10 & 03-10	Floating	200,000,000	200,000,000	XS0214474636
2015-10-14	2005-10-14	01-14, 04-14, 07-14 & 10-14	Floating	200,000,000	200,000,000	XS0232639715
2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	308,276,418	317385AD4
2015-12-01	2008-05-26	06-01 & 12-01	4.25	1,300,000,000	1,324,242,234	31739ZAK18
2016-06-02	2010-03-02	03-02 & 06-02 & 09-02 & 12-02	Floating	224,000,000	223,999,009	31739ZAP05
2016-12-01	2010-02-23	06-01 & 12-01	3.50	500,000,000	498,684,434	31739ZAN56
2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,276,150,000	1,310,392,296	31739ZAG06

				$14,227,550,000	$14,256,660,807

Adjustments relating to swap agreements				$782,000,000	$782,000,000

Total – Payable in Canadian Dollars				$15,009,550,000	$15,038,660,807

(1)If more than one issue date, the date of the first issue is indicated.

B) Payable in Foreign Currency

Payable in US Dollars

Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Foreign Currency Units		Equivalent in	CUSIP Number
				Nominal Value	Book Value	Canadian Dollars	or ISIN Code
2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$500,000,000	US$499,012,932	$782,000,000	US317385AF97
Adjustments relating to swap agreements				(500,000,000)	(499,012,932)	(782,000,000)

Total – Payable in US dollars				US$0	US$0	$0

Total – Funded Debt						$15,009,550,000

(1)If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.